[redacted]

82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

02042154

-- +, 2002

SUPPL

02 JUN 20

TSX Venture SYMBOL: GGL

News Release

GGL Diamond Corp. Updates News on Doyle Lake Claim Dispute and Exploration Progress

Vancouver, BC – GGL Diamond Corp. (GGL – TSX Venture) has received a letter from the Minister of Indian Affairs and Northern Development which states that the Tribunal Members (all three from the Mineral Resources Directorate) have been appointed, and will contact us shortly regarding procedures and time lines.

CH Project Area

Ground surveys over selected targets are in progress. Targets have been identified on the Seahorse, Courageous, Mackay and G claim areas. Surveys on the Zip claims will start when the snow cover is gone to allow heavy mineral sampling to confirm or define the end of the strong linear kimberlitic indicator mineral train. The foregoing work is preparatory to drilling. The Company has staked and made application to record mineral claims in the Seahorse area to protect a selected target and to acquire a new area with indicator mineral support.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

dlw 7/3

For more information, visit our web site at www.ggldiamond.com or contact Susan de Stein at (604) 684-3376 for more information, or email us at info@gerle.com.

[redacted]

82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

June 11, 2002

TSX Venture SYMBOL: GGL

News Release

GGL DIAMOND CORP. REPORTS PROGRESS ON DOYLE LAKE CLAIM DISPUTE AND SEDIMENT SAMPLE RESULTS FROM THE FISHBACK LAKE PROJECT, NT

Vancouver, BC – GGL Diamond Corp. (GGL – TSX Venture) has been informed by the Department of Indian and Northern Affairs (DIAND) that procedures and time lines will be discussed by members of the Tribunal and the Parties to the dispute during the week of June 17, 2002. The speedy follow up on the part of DIAND encourages us that this dispute will be resolved this year.

FISHBACK LAKE PROJECT

Results from a lake sediment survey conducted in May, 2002 have now been received. Eleven samples were taken from the ice in seventy-three to seventy-five metres of water, over an area 400 X 400 metres. All eleven samples were anomalous in the elements associated with kimberlite and cannot be distinguished from a sample taken over a known kimberlite. The samples were taken where a previous bathymetry survey outlined a deep, steep-walled circular to oval hole over 60 hectares in size. A drill program to test these results can be conducted from the shore of the lake in summer. A report on these results is in progress. The claims are 100% owned by GGL Diamond Corp.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, visit our web site at www.ggldiamond.com or contact Susan de Stein at (604) 684-3376 for more information, or email us at info@gerle.com.